UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________________________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)(1)

Intuitive Surgical, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
46120E107
(CUSIP Number)
December 31, 2001
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☐  Rule 13d-1(c)

☒  Rule 13d-1(d)

(1)                                  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                                The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46120E107

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Sierra Ventures V, L.P., a California Limited Partnership (“Sierra V”) 94-3222153

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-

	6.	SHARED VOTING POWER -0-

	7.	SOLE DISPOSITIVE POWER -0-

	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%

12.	TYPE OF REPORTING PERSON* PN

CUSIP No. 46120E107

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS SV Associates V, L.P., a California Limited Partnership (“SV Associates V”) 94-3222154

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-

	6.	SHARED VOTING POWER -0-

	7.	SOLE DISPOSITIVE POWER -0-

	8.	SHARED DISPOSITIVE POWER -0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0

12.	TYPE OF REPORTING PERSON* PN

Item 1(a)	Name of Issuer:
Intuitive Surgical, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices:
1340 W. Middlefield Rd. Mountain View, CA 94043
Item 2 (a)—(c)	Name of Person Filing:

This statement is being filed by SV Associates V, L.P., a California Limited Partnership  (“SV Associates V”) whose principal business address is 3000 Sand Hill Road, Building Four, Suite 210, Menlo Park, California 94025.  SV Associates V is general partner to Sierra Ventures V, L.P., a California Limited Partnership (“Sierra V”).  With  respect to SV Associates V, this statement related only to SV Associates V’s’ indirect, beneficial ownership of shares of Common Stock of  Intuitive Surgical, Inc. (the “Shares”).  The Shares were held directly by Sierra V.  Management of the business affairs of SV Associates is by majority decision of the general partners of SV Associates listed on Exhibit B hereto.

Item 2(d)	Title of Class of Securities:
Common Stock
Item 2(e)	CUSIP Number:
46120E107
Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
Not applicable.
Item 4.	Ownership. Please see Rows 5-11 of cover pages.
Item 5.	Ownership of Five Percent or Less of a Class.
The Partnership has ceased to be a beneficial owner of more than five percent of the common stock.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

February 14, 2002

SV ASSOCIATES V, L.P.
By:	/s/ Martha A. Clarke Adamson
Martha A. Clarke Adamson Attorney-in-Fact

SIERRA VENTURES V, L.P. A CALIFORNIA LIMITED PARTNERSHIP By: Sierra Ventures Associates V, L.P., its General Partner
By:	/s/ Martha A. Clarke Adamson
Martha A. Clarke Adamson Attorney-in-Fact for the General Partner

EXHIBIT INDEX

Exhibit		Found on Sequentially Numbered Page
Exhibit A:	Agreement of Joint Filing	7
Exhibit B:	List of General Partners of SV Associates V, L.P.	8

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Act the statement dated February 14, 2002, containing the information required by Schedule 13G, for the Shares of the Common Stock of Intuitive Surgical, Inc. previously held by Sierra Ventures V, L.P., a California Limited Partnership.

February 14, 2002

SV ASSOCIATES V, L.P.
By:	/s/ Martha A. Clarke Adamson
Martha A. Clarke Adamson Attorney-in-Fact

SIERRA VENTURES V, L.P. A CALIFORNIA LIMITED PARTNERSHIP By: Sierra Ventures Associates V, L.P., its General Partner
By:	/s/ Martha A. Clarke Adamson
Martha A. Clarke Adamson Attorney-in-Fact for the General Partner

EXHIBIT B

General Partners of SV Associates V, L.P.

Set forth below, with respect to each general partners of SV Associates V, L.P. is the following:  (a) name; (b) business address and (c) citizenship.

1.             (a)           Peter C. Wendell

                (b)           c/o Sierra Ventures
                                                3000 Sand Hill Road
                                                Building Four, Suite 210
                                                Menlo Park, CA 94025

                (c)           United States Citizen

2.             (a)           Jeffrey M. Drazan

                (b)           c/o Sierra Ventures
                                                3000 Sand Hill Road
                                                Building Four, Suite 210
                                                Menlo Park, CA 94025

                (c)           United States Citizen